Exhibit 99.1

            CLEARLY CANADIAN CREDITORS APPROVE RESTRUCTURING PROPOSAL

VANCOUVER,  B.C.,  April 5, 2010 -- CLEARLY CANADIAN  BEVERAGE  CORPORATION (PK:
CCBEF) (the "Company"). The Company announces that its Proposal filed on March 17, 2010 under the Bankruptcy and Insolvency Act (Canada), as outlined in the Company's news release dated March 18, 2010, was unanimously approved by the creditors of the Company at the meeting of creditors held on April 1, 2010. The Proposal remains subject to court approval, as well as certain regulatory approvals.

For further information on the Proposal, and to submit a claim in connection with the Proposal, please contact the Trustee under the Proposal, Wolrige Mahon Limited, (604) 684-6212.

About Clearly Canadian

Clearly Canadian Brands markets premium alternative beverages, including Clearly Canadian(R) sparkling flavoured waters which are distributed in the United States, Canada and various other countries. Clearly Canadian's acquisition of DMR Food Corporation and My Organic Baby Inc. marks the Company's debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler and a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Cautionary Note to Reader

The reader is cautioned that the Company's filings with the U.S. Securities and Exchange Commission, and with the British Columbia and Ontario Securities Commissions, are not current as the Company has insufficient resources to complete its required regulatory filings. As a result, the Company is the subject of cease trade orders issued by the British Columbia and Ontario Securities Commissions, and its common stock is no longer eligible for quotation on the OTC Bulletin Board.

For further information please contact:  investor@clearly.ca